March 30, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                    Assistant Director

Re:          Internal Fixation Systems, Inc.
Registration Statement on Form S-1
Filed December 22, 2010
File No. 333-17008
Dear Ms. Ravitz:

Thank you for your February 10, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS” or the “Company”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

If we are unable to successfully…. Page 3

1.	We note your response to prior comment 1. It is unclear how we are able to conclude that the risks of the two separate procedures (screw only and plate/screw) are identical. Specifically, given the limited tolerance for incongruity between the plate and screws, it would appear that the production of plate/screw sets may expose you to increased risks related to design or manufacturing defects. Please advise.

Response:  Complied with.  We have added disclosure regarding the fact that given the potential for incongruity between the plates and screws, and our limited experience and knowledge in manufacturing plate/screw sets, we may be exposed to increased risks related to both the design and manufacturing of the plate/screw sets.

Future sales of our common stock…. Page 13

2.
Please expand this risk factor to discuss the specific risks presented to you by the significant number of restricted shares that will become eligible for future sale. Your current discussion appears to describe only a generic risk.

Response:  Complied with. We have added disclosure regarding the potential risk of the price of our common stock decreasing due to the significant amount of restricted securities that that will be eligible for sale in the public market at the same time.

Industry Overview…page 16

3.
We note your response to prior comment 4 which indicates industry data more recent than 2008 is very costly to obtain. However, this response appears to confirm that the data contained in the prospectus is not the most recent available data. Please tell us how the use of this data is consistent with your obligations to present information that is current as of the date of the prospectus. In this regard, note that it remains unclear how your review of the public filings of two of our competitors substantiates the data in the prospectus as you suggest in your response.

Response: Complied with. We have included a report from 2009 that confirms the anticipated growth in the orthopedic implant projections. However, we have been unable to access, without significant expense, any additional reports from any sources that confirm the specific cannulated screw data. We have added current additional data derived from the financial statements of our competitors that we believe substantiates the 2008 and 2009 data.

Competition…Page 18

4.
While we note your response top prior comment 5, your disclosure continues to reference reduced production times. Specifically, we note that you disclose here and on page 16 that your proprietary modifications to the CNC Swiss-Turn machine reduces manufacturing steps and eliminates post production processing steps. We also note that the prospectus continues to reference time savings on page 12. Please clarify and substantiate this disclose or remove it.

Response:  Complied with.  We have added additional disclosure and have removed the reference to time savings on pages 12, 16, and 18.

Holders…Page 20

5.
We note that the information in this section is provided as of September 30, 2010. Please update your disclosure. Make similar revisions elsewhere in the registration where disclosure is not current, including, under “Security Ownership of Certain Beneficial Owners and Management. “

Response:  Complied with.  We have updated the disclosure on pages 20 and 33and elsewhere throughout the document.

Current and Future Financing Needs….page 26

6.
Please consider revising your disclosure in this section for clarity. In this regard you may wish to consider organizing your disclosure into a bulleted list of your obligations setting forth the amounts, due dates and relevant call features, if any. Ensure that similar disclosure appearing else where in the prospectus, including the risk factors on pages 7 and 8 and in the third paragraph on page 38, is also clear and understandable to investors.

Response:  Complied with.  We have revised the verbiage and added a chart to provide clarity on pages 7, 8 and 38.

Selling Security Holders…page 34

7.
We note in your response to prior comment 12 and reissue in part. Please tell us each selling shareholder’s relationship to the company and file the September 2010 private placement agreements, including the service agreement(s) with Larry and Neal Moskowitz and any registration rights agreements. In addition, please tell us whether the services provided by Larry and Neal Moskowitz in exchange for their shares have been completed

Response: NealMoskowitz (“Moskowitz”) was retained by the Company as a consultant to introduce the Company to potential transactions. Moskowitz fulfilled his obligations and introduced the Company to bona fide candidates; however the Company chose not to engage in any transactions so introduced by Moskowitz. The Consulting Agreement was terminated on September 23, 2010. In accordance with Section 3 of the Consulting Agreement, the Company was obligated to pay Moskowitz $2,000 per month for 10 months of services., The Consulting Agreement allowed Moskowitz to exchange monies owed for stock at $0.50/share. Moskowitz elected to exchange $20,000 for 40,000 shares. In addition, Moskowitz elected to exercise his warrants at $0.10/share as provided in the agreement. Moskowitz assigned a portion of his shares to his two sons and brother. We have filed theConsulting Agreement and the warrant that wasissued to Moskowitz as an exhibit to the registration statement.

8.
Please tell us why shares were sold to Evan and Ian Moskowitz on September 15, 2010 for $.10 per share and to Larry and Neal Moskowitz for $.20 per share, when shares were sold to other investors on that same date for $.50 per share. To the extent that the shares were underlining certain convertible securities described under the sales of unregistered securities on Page 20, please revise to clarify.

Response: The sale price of $.20 was an error.  Moskowitz was to be paid $20,000 for his services and received 40,000 shares of common stock in lieu of the cash payment in accordance with the terms of the Consulting Agreement.   In addition, in February 2010, the Company issued to  Moskowitz warrants exercisable for 50,000 shares of common stock at an exercise price of $.10 per share pursuant to Section 2 of the Consulting Agreement for payment of expenses incurred  by him in the performance of his services. The warrants were exercised and stock was issued in September 2010 to Moskowitz and his  assignees.

 Certain relationships…..page 36  Selling Security Holders…page 34

9.
You have disclosed in your response to prior comment 17 that your manufacturing and equipment sub-leases with Mr. Hernandez were entered into by you as a part of your separation agreement with Mr. Hernandez. Please disclose whether the terms of these leases are similar to those you would have received in non-related party transactions.

Response: Complied with. We have disclosed that the lease terms are similar to those we would have received in non- related party transactions. Please note that the terms of the equipment lease between the Company and Mr. Hernandez are the same terms of the master lease that Mr. Hernandez negotiated with a non-related party.

10.	We note your revised disclosure refers to office space in Medley, Florida. However, your discussion of properties on page 19 does not appear to mention this property. Please advise

Response: Please note that Medley, Florida is a suburb of Miami.  Therefore, either Miami or Medley  is correct from the post office perspective; however for the sake of clarity we have changed the address on page 19 to Medley, Florida.

11.
We note that the $185,000 promissory note is payable to Star Medical Equipment Rental, Inc. Please revise the prospectus to disclose, if true, that Mr. Hernandez is not the payee of this note and to clarify the relationship between Mr. Hernandez and Star Medical Equipment Rental, Inc.

Response:  Complied with.  We have revised the disclosure to state that the payee of the note is Star Medical Equipment Rental, Inc., a company wholly owned by Mr. Hernandez.

12.
We note your response to prior comment 18; however, it appears that you have deleted the reference contained in your prior amendment to the revenue milestones set forth in the $185,000 promissory note, rather than disclosed them as requested. Please revise your disclosure in your next amendment to add the milestones and call features related to your loan and promissory notes

Response:  Please note that the $185,000 promissory note does not contain revenue  milestones; however the Separation Agreement between the Company and Mr. Hernandez does contain the following language, which has been added to the Prospectus (page 36): “in the event that, for three consecutive calendar months, IFS has gross revenues in excess of $30,000, then Christopher Endara, Matthew Endara and Kenneth West and Jamie Carbonell, shall each personally guarantee IFS’s performance under the promissory notes and the Premises and Machines subleases.”

13.
In the third paragraph of this section, you state that your chief executive officer has personally guaranteed two of your equipment leases. While we note the personal guarantee as exhibit 4.6, please tell us where you have filed the second personal guarantee.

Response:  Please note that our chief executive officer has only guaranteed one equipment lease.  Under the terminated shareholders agreement, he had a right to guarantee the leases instead of contributing additional funds to the company but he only provided one guarantee.  The Prospectus has been amended accordingly .

14.	We note your response to prior comment 20 and reissue the comment in part. Please disclose the identity of the surgical facilities referenced in the eighth paragraph of this section.

Response:  Complied with.  We have disclosed the name of the surgical facility.

15.
Please review the same paragraph to clarify whether Dr. Carbonell is a director of the surgical facility or Internal Fixation Systems. If the latter, please make appropriate revisions elsewhere in the prospectus, including page 27 under “Directors, Executive Officers, promoters,  and Control Persons,” to disclose that Dr. Carbonell is a director of the Company

Response:  Complied with.  Dr. Carbonell is no longer a director of IFS and has not been a director of IFS since 2009 but he is a shareholder. He has never been  a director at the South Florida Surgery Center but does have an equity interest in such facility of  less than 5% of the equity of such  facility.  We have revised the disclosure accordingly.

16.	Please disclose when note held by Ms. Cattabriga does not appear on the list of promissory note holders in Exhibit 4.1 or debenture holders in Exhibit 4.2. Please advise

Response:  The note is issued to in the name of Laura Cattabriga and her husband, Alberto Cattabriga.  We have filed an amended exhibit chart adding Laura Cattabriga’s name to the chart.

17.
Refer to the penultimate paragraph of this section. Please describe for us the non-cash transaction through which Mr. Chris Endara, Mr. Matt Endara and Ken West repaid the cash advances they received from the Company. Please also disclose the terms of the advances and the amount of any excess.

Response:  Complied with. We have revised the prospectus to clarify the cash advances and monies owed.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures
cc:  Internal Fixation Systems, Inc.

Business Report

Company Profile. Synthes, headquartered in West Chester, PA (USA), is a leading global medical device company, employing over 11,400 people whose mission is to improve patient care around the world.

Bone work from head to toe

Through its five product groups (Trauma, Spine, Cranio-Maxillofacial, Biomaterials and Power Tools), Synthes develops, produces and markets instruments, implants and biomaterials for the surgical fixation, correction and regeneration of the human skeleton and its soft tissues. We operate in product markets with high growth, driven by the aging population and improvements in technology that enable treatment of more patients with better implants.

Present on every continent

Our staff works every day toward meeting the needs of surgeons, operating room personnel and patients. We stand for high quality, constant innovation and consistent customer orientation. Over 40 subsidiaries and around 50 distributors are managed by four area head offices: West Chester (USA) for North America; Solothurn (Switzerland) for Europe, Middle East & Africa; Sydney (Australia) for Asia/Pacific and Miami (USA) for Latin America. We run 13 manufacturing facilities, mainly located in the United States and Switzerland.

Reaching for the sky

Synthes has set the standard for treating fractures. We are the world leader in traumatology; we rank among the top companies for spinal devices and we are in the leading position in the cranio-maxillofacial business. Synthes is an innovative pioneer in the field of biomaterials such as resorbable implants, bone graft substitutes and coated materials. Synthes also offers a wide range of power tools for surgical use, a business unit that was recently enhanced by a selection of high-speed devices with the acquisition of Anspach in 2010. All in all, we offer a comprehensive product portfolio coupled with excellent service through our technical sales force and state-of-the-art educational programs to secure us a leading position for the future.

Striving for innovation

Synthes establishes the foundations for its excellent market position by continuously developing better solutions. Our goal is to provide the safest and most advanced implants, instruments and technologies that ensure reliable operating procedures, rapid recovery and a pain-free life after surgery. We guarantee high quality, constant innovation and total concentration on the needs of our customers.

Guided by our Values & Principles

Synthes' position as a leading global medical device company is based on our mission of improving patient care and our long-standing three-pillar strategy, comprising innovation, sales force expansion and education. Our seven Values & Principles – Patient Driven, Surgeon Focus, Innovation, Quality, Education, Partnership and Integrity – continuously guide our strategies and actions.

Financial facts at a glance

In 2010, Synthes generated revenues of US$ 3.7 billion and net earnings of US$ 908 million. Over the last 10 years (2001–2010), Synthes has increased its revenues from US$ 0.9 billion to US$ 3.7 billion, representing a CAGR of 15%, including the acquisition of Mathys in 2004.

Financial Comparison 2010 vs. 2009

	2010	2009
Net sales in US$	3,687.0 million	3,394.7 million
Sales increase in US$ / local currency	8.6% / 7.5%	6.3% / 8.9%
Gross profit margin	82.6%	82.6%
Operating income margin	34.8%	34.3%
Net earnings margin	24.6%	24.3%
Earnings per share in US$	7.65	6.94
Free cash flow in US$	759.2 million	737.6 million
Approved dividend in CHF	1.80	1.35
Employees at year-end	11,426	10,705

SIX Swiss Exchange Symbol: SYST.VX
ISIN: US87162M4096
Market capitalization at year-end 2010: CHF 14,995,969,691

BR4 Business Report

A-1

Financial Overview

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)		2009		2010	% Change
Sales	$	6,723	**$**	**7,320**	8.9
Earnings before income taxes		1,624		**1,730**	6.5
Net earnings		1,107		**1,273**	15.0
Adjusted net earnings[1]		1,180		**1,329**	12.6
Diluted net earnings per share of common stock:					
Reported	$	2.77	**$**	**3.19**	15.2
Adjusted[1]		2.95		**3.33**	12.9
Net cash provided by operating activities	$	1,461	**$**	**1,547**	5.9
Dividends paid per share of common stock	$	0.50	**$**	**0.60**	20.0
Cash and current marketable securities		2,955		**4,380**	48.2

[1] Adjusted to exclude a property, plant and equipment impairment charge of $76.6 million, net of tax benefit of $46.9 million ($0.19 per share) and a gain on the sale of property, plant and equipment of $13.4 million, net of tax expense of $10.9 million ($0.03 per share) recorded in 2010; income taxes on the repatriation of foreign earnings in 2010 and 2009 (a benefit of $7.4 million ($0.02 per share) and expense of $67.1 million ($0.17 per share) in 2010 and 2009, respectively); and a patent litigation gain of $42.9 million, net of tax expense of $19.6 million ($0.11 per share) and restructuring charges of $48.4 million, net of tax benefit of $18.6 million ($0.12 per share) recorded in 2009.

4 STRYKER 2010 ANNUAL REVIEW

"As we continued our work to improve the lives of patients and caregivers, we maintained our focus on five key strategic areas."

This generation of cash from operations also directly benefitted our shareholders, who saw a 20% increase in dividends paid per share in the year. Our repurchase of 8.3 million shares at a cost of $426 million also strengthens the ownership stake of each of our shareholders.

Delivering on our priorities

As we continued our work to improve the lives of patients and caregivers, we maintained our focus on five key strategic areas: 1) putting quality first in everything we do; 2) anticipating and satisfying our customers' needs; 3) offering innovations that help our customers achieve their goals; 4) developing our people and making a real difference in their careers and lives; and 5) delivering to our shareholders the return on investment that they deserve. While focusing on customers' needs and developing our people is at the core of all our activities, our ability to constantly improve quality, drive innovation and manage costs were the three "levers" that drove our performance in 2010, for both the short term and the long haul.

Quality

The transformation of quality from a compliance process to a long-term competitive advantage gained significant ground at Stryker this year. Where once we had 23 different quality systems across 23 different manufacturing locations, we moved aggressively toward implementing a single process for quality across the company in order to better serve our customers around the world. This $200 million multi-year effort has added deep technical expertise, regulatory insight and individual ownership of specific quality processes. And rather than focusing on correcting deficiencies in our quality processes, our emphasis is on driving systemic improvements designed to create a world-class quality discipline throughout the company. Our quality work is far from done, and our intensity and focus will continue. But a clear indication of our progress in 2010 was the lifting of the three remaining FDA Warning Letters issued in 2007 and 2009.

HISTORY OF REVENUE GROWTH
($ BILLIONS)

$7.3B
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
'79
'10

The year Stryker became a publicly traded company.

Freedonia page view Freedonia Group, Inc Page 1 of 3

info@freedoniagroup.com PH:440.684.9600 FAX:440.646.0484

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Overview

Orthopedic implants will remain the largest implantable device segment in terms of demand value and comprise one of the fastest-growing segments of the medical supply and device industry. Total demand for these products is forecast to increase 8.8 percent annually to $25.8 billion in 2014. Evolving demographic and lifestyle trends, together with technological advances, will underlie gains.

Demographic and lifestyle trends will expand the potential patient base for orthopedic implants. Fast-paced growth in the middle-aged and elderly population will boost the prevalence of degenerative musculoskeletal disorders and incidence of orthopedic injuries. Orthopedic injuries will also rise as an increasing number of individuals adopt exercise- and sports-active lifestyles.

The market potential of orthopedic implants will benefit significantly from advances in products. Improvements in materials and product design, coupled with advances in minimally invasive surgical techniques, will enhance the quality, performance, safety and overall cost effectiveness of implantable orthopedic devices and compounds. As a result, these products are projected to broaden applications in joint replacement, spinal fusion, fracture repair and other musculoskeletal procedures.

Although continuing to increase at a strong pace, growth in the orthopedic implant market will decelerate over the long term due to increasing competition from alternative therapies, the improving cost-effectiveness of implantable devices and compounds, and ongoing health care cost containment pressures. Advances in pharmaceuticals for osteoarthritis, osteopenia and osteoporosis will eliminate or delay the need for hip and knee replacements in many elderly individuals. Contributions from biotechnology and nanotechnology will improve the quality of materials employed in bone grafts, bone substitutes and tissue repair. Better materials and designs will increase the longevity of joint replacement, spinal and trauma implants and reduce the overall need for revision procedures.

Orthopedic Implants - Market Outlook

Trends in health care determine the need for orthopedic implants as well as their availability. The need for these products will increase at a strong pace as aging demographic patterns and the pursuit of physically active lifestyles raise the prevalence of chronic musculoskeletal conditions and the incidence of acute orthopedic injuries. The availability of orthopedic implants will remain favorable based on high levels of health insurance coverage, a better-than- adequate number of medical providers and a well-funded medical delivery system.

As a group, orthopedic diseases and impairments account for the third largest prevalence among all categories of chronic conditions. This ranking mostly reflects the high vulnerability of middle-aged and elderly persons to bone and joint-related disorders such as osteopenia and osteoarthritis. Only chronic respiratory and cardiovascular conditions, which are widely distributed among middle-aged and elderly cohorts, afflict a larger number of individuals. However, as aging demographic patterns remain in force, orthopedic disorders will continue to expand in prevalence.

The treatment of acute injuries, primarily bone fractures, is a major indication served by orthopedic implants. Trends in these conditions determine demand and growth opportunities for internal trauma fixation devices and accessories as well as for selected orthobiologics such as bone substitutes and tissue implants. In addition, severe fractures of the knee, hip and other major joints can sometimes necessitate their replacement with permanent prosthetic implants. Although their incidence tends to rise in proportion to patient age, acute injuries are spread fairly evenly throughout the population. The vast majority of bone fractures treated by orthopedic implants are attributable to accidental falls or mishaps that can affect persons of any age group.

The average cost of orthopedic procedures ranges from about $8,300 for fracture repair with internal fixation to nearly $72,000 for spinal fusion. Average total charges for hip and knee replacements approximate $42,000 each, with the mean cost of all other reconstructive joint replacements slightly exceeding $30,000. The average cost of orthopedic implant procedures will rise moderately through 2014 and beyond as surgical techniques advance in sophistication. To hold down increases in revenues, health insurance companies will impose tighter controls on the reimbursement rates paid for these procedures and promote the use of less expensive alternative therapies whenever feasible. These trends will moderate overall growth opportunities for orthopedic implants.

Freedonia page view Page 2 of 3

ORTHOPEDIC IMPLANTS DEMAND BY PRODUCT GROUP (million dollars) 1999 - 2019

Item	1999	2004	2009	2014	2019
Orthopedic Implant Procedures (000)	1703	2196	2780	3520	4450
000$ implants/procedure	3.6	4.7	6.1	7.3	8.6
Orthopedic Implants Demand	6160	10290	16900	25800	38400
Reconstructive Joint Replacements	3140	4860	7160	10490	15350
Spinal Implants	1100	2270	4460	7500	11800
Orthobiologics	780	1410	2740	4170	6100
Trauma Implants	1140	1750	2540	3640	5150
% orthopedic implants	52.0	51.8	51.4	52.6	54.2
Implantable Medical Devices Demand	11835	19870	32860	49050	70900

Source: The Freedonia Group, Inc.

Orthopedic Implants Demand by Product Group, 2009

($16.9 billion)

Trauma Implants
15.0%
Joint
Replacements
42.4%
Orthobiologics
16.2%
Spinal Implants
26.4%

Source: The Freedonia Group, Inc.

Source: The Freedonia Group, Inc.